February 17, 2021
Mr. Dave Irving and Ms. Sharon Blume
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	COWEN INC.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 4, 2020
Form 10-Q for the Quarter Ended September 30, 2020
Filed October 29, 2020
Form 8-K Filed October 27, 2020
File No. 001-34516

Dear Mr. Irving and Ms. Blume:

We are writing in response to your letter dated February 12, 2021 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), of Cowen Inc.’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the Commission on March 4, 2020, Form 10-Q for the quarter ended September 30, 2020, which was filed on October 29, 2020, and the Form 8-K containing the Company’s earnings release for the three-month and nine-month periods ended September 30, 2020, which was filed with the Commission on October 27, 2020. Our responses to your comments are provided below. For your convenience, we have restated the text of your comments.

Form 8-K Filed October 27, 2020
Exhibit 99.1
Non-GAAP Financial Measures, page 8

1. We note your response to prior comment 1 from our letter dated July 13, 2020. We have reviewed the enhanced disclosures surrounding the usefulness of your non-GAAP measures, Economic Income (Loss), Economic Operating Income (Loss) and Economic Proceeds, as contained in this Form 8-K. Please revise your future filings to explain in further detail why you believe investors and analysts find the measures helpful in evaluating the company’s financial performance and comparing it to that of its peer companies and competitors. Provide us with your draft disclosure.

Response:

The Company appreciates the Staff’s feedback provided on the disclosure of the usefulness of its non-GAAP financial measures. The Company has enhanced its disclosures to explain in further detail why the Company believes investors and analysts find the measures helpful in evaluating the Company’s financial performance and comparing it to that of its peer companies and competitors. Please refer below for the disclosures included on page six of the Form 8-K containing the Company’s earnings release for the three-month and twelve-month periods ended December 31, 2020, which was filed with the Commission on February 11, 2021.

Non-GAAP Financial Measures

Throughout this press release, the Company presents supplemental financial measures that are not prepared in accordance with U.S. GAAP. These non-GAAP financial measures  include (i) Economic Income (Loss), (ii) Economic Operating Income (Loss), (iii) Economic Proceeds and related components, (iv) Net Economic Proceeds and related components (v) Economic Expenses and related components and (vi) related per share measures. The Company believes that these non-GAAP financial measures, viewed in addition to, and not in lieu of, the Company’s reported US GAAP results, provide useful information to investors and analysts regarding its performance and overall results of operations as it presents investors and analysts with a supplemental operating view of the Company’s financials to help better inform their analysis of the Company’s performance.

These Non-GAAP financial measures are an integral part of the Company’s internal reporting to measure the performance of its business segments, allocate capital and other strategic decisions as well as assess the overall effectiveness of senior management. The Company believes that presenting these non-GAAP measures may provide expanded transparency into the Company’s business operations, growth opportunities and expense allocation decisions.

The Company’s primary non-GAAP financial measures of profit or loss are Economic Income (Loss) and Economic Operating Income (Loss).  Economic Income (Loss) is a pre-tax measure that (i) includes management reclassifications which the Company believes provides additional insight on the performance of the Company’s core businesses and divisions (ii) eliminates the impact of consolidation for Consolidated Funds and excludes (iii) goodwill and intangible impairment (iv) certain other transaction-related adjustments and/or reorganization expenses and (v) certain costs associated with debt.  Economic Operating Income (Loss) is a similar measure but before depreciation and amortization expenses. The Company believes that these non-GAAP financial measures provide analysts and investors transparency into the measures of profit and loss management uses to evaluate the financial performance of and make operating decisions for the segments including determining appropriate compensation levels. Additionally, the measures provide investors and analysts with additional insight into the activities of the Company’s core businesses, taking into account, among other things, the impact of minority investment stakes, securities borrowing and lending activities and expenses from investment banking activities on US GAAP reported results.

In addition to Economic Income (Loss) and Economic Operating Income (Loss), the Company also presents Economic Proceeds, Net Economic Proceeds, Economic Expenses, as well as their related components. These measures include management reclassifications and the elimination of the impact of the consolidation for Consolidated funds as described for Economic Income (Loss) and Economic Operating Income (Loss) described above. These adjustments are meant to provide comparability to our peers as well as to provide investors and analysts with transparency into how the Company manages its operating businesses and how analysts and investors review and analyze the Company’s and its peers’ similar lines of businesses. For example, among others, within the Company’s Op Co business segment, investors and analysts typically review and analyze the performance of investment banking revenues net of underwriting expenses and excluding the impact of reimbursable expenses.  Additionally, the performance of the Company’s Markets business is  typically analyzed as a unit  incorporating commissions, interest from securities financing transactions and gains and losses from proprietary and facilitation trading. The Company’s investment management  business performance is analyzed and reviewed by investors and analysts through investment income, incentive income and management fees. The presentation of Economic Proceeds, Net Economic Proceeds, Economic Expenses as well as their related components align with these and other examples of how the Company’s business activities and performance are reviewed by analysts and investors in addition to providing simplification related to legacy businesses and investments for which the Company maintains long-term monetization strategies . Additionally, the Company manages its operating businesses to an Economic Compensation-to-Proceeds ratio. Presentation of Economic Compensation Expense and Economic Proceeds provides transparency in addition to the Company’s US GAAP Compensation Expense.

Reconciliations to comparable US GAAP measures are presented along with the Company’s Non-GAAP financial measures. The non-GAAP measures presented herein may not be comparable to similarly titled measures presented by other public companies and are not identical to corresponding measures used in our various agreements or public filings.

These Non-GAAP measures should not be considered in isolation or as a substitute for revenue, expenses, net income, operating cash flows, investing and financing activities, or other income or cash flow statement data prepared in accordance with US GAAP.  As a result of the adjustments made to arrive at Economic Income (Loss) described below, Economic Income (Loss) has limitations in that it does not take into account certain items included or excluded under US GAAP, including its consolidated funds.

Form 10-Q for the Quarter Ended September 30, 2020
Notes to Unaudited Condensed Consolidated Financial Statements
Note 22 - Segment Reporting, page 60

2. Based on your response to prior comment 3 from our letter dated September 23, 2020, it is unclear how the amounts you disclose as revenue for each reportable segment complies with ASC 280-10-50-22(a). Please tell us how your disclosure complies with the guidance and provide us with your draft disclosure if you intend to revise.

Response:

As previously described in the Company’s response to the Staff’s prior Comment 3 filed with the Commission on October 14, 2020, the goal of the quantitative disclosures in ASC 280-10-50 is, among others, to provide readers of the Company’s financial statements information on profit or loss for each segment using the same measurement basis that the Company’s Chief Operating Decision Maker (the “CODM”) regularly reviews and to reconcile the segment information to amounts required by the guidance. Specifically, ASC 280-10-50-22 requires that the Company report a measure of profit or loss for each reportable segment as well as a requirement to disclose specified amounts described in ASC 280-10-50-22(a) through (j) if included in the segment measure of profit or loss reviewed or regularly provided to the CODM.

As previously noted to the Staff in the Company’s response to the prior Comment 3 filed with the Commission on October 14, 2020, to comply with the requirement in ASC 280-10-50-22 to report a measure of profit or loss for each reportable segment, the Company reports Economic Income (Loss), which is both the main performance measure utilized by the CODM and the Company’s performance measure most closely aligned to the measurement principles in US GAAP.

The Company notes that the Staff is interested in how the amounts the Company discloses as revenue for each reportable segment complies with ASC 280-10-50-22(a), which requires the disclosure of revenues from external customers.

Based on review of the guidance in ASC 280-10-50-22(a) and considering feedback provided by the Staff, the Company has revised its interpretation of ASC 280-10-50-22(a) to be consistent with the view that there are certain terms that are defined in US GAAP and when US GAAP requires disclosure of those items, the requirement is to disclose consistently as defined in US GAAP.   ASC 280-10-50-22(a) requires the disclosure of revenues from external customers if included in the segment measure of profit or loss reviewed or received by the CODM.  The Company understands that revenue is special and a defined term in US GAAP and thus, when US GAAP requires disclosure of revenue that the information presented should be consistent with the recognition and measurement principles of US GAAP.  Based on this interpretation, the Company further assumes, the remaining items required by ASC 280-10-50-22(b) – (j) are also meant to be disclosed on a US GAAP basis versus the measure that is reported to the CODM.

Further, the requirement to disclose revenues from external customers required under ASC 280-10-50-22(a) is distinguished from the requirements to disclose revenues from transactions with other operating segments of the same public entity in ASC 280-10-50-22(b) and interest revenue in ASC 280-10-50-22(c). As the Company does not have revenues from transactions between the Company’s reportable segments, the Company’s interpretation of ASC 280-10-50-22(a) for its specific facts and circumstances is to disclose Total Revenues on a US GAAP basis less interest revenue also on a US GAAP basis.

Based on the Company’s interpretation of ASC 280-10-50-22(a), the Company has revised the presentation of Note 22 – Segment Reporting and attached an illustrative version as Appendix A based on Note 22 of  Form 10-Q for the Quarter Ended September 30, 2020 which was filed on October 29, 2020.

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (212) 845-7919.

Sincerely,

/s/ Stephen Lasota

Stephen Lasota
Chief Financial Officer
Cowen Inc.

Appendix A
22. Segment Reporting
The Company has two reportable business segments: Op Co and Asset Co. The Op Co segment consists of CIM, Investment Banking, Markets and Research.  The Asset Co segment consists of the Company's private investments, private real estate investments and other legacy investment strategies.
Segment Measures
The measure of profit or loss for these segments is Economic Income (Loss), which management uses to evaluate the financial performance of and make operating decisions for the segments including determining appropriate compensation levels.  Expenses not directly associated with specific segments are allocated based on the most relevant measures applicable, including headcount, square footage and other factors.
In general, Economic Income (Loss) is a pre-tax measure that (i) includes management reclassifications which the Company believes provides additional insight on the performance of the Company’s core businesses and divisions (ii) eliminates the impact of consolidation for Consolidated Funds and excludes (iii) goodwill and intangible impairment (iv) certain other transaction-related adjustments and/or reorganization expenses and (v) certain costs associated with debt.
The Company does not disclose total asset information for its business segments as the information is not reviewed by the CODM.
The following table sets forth operating results for the Company's consolidated US GAAP net income (loss) and related reclassifications and adjustments necessary to reconcile to the Company's Economic Income (Loss) measure which represents the Company's Op Co and Asset Co segments' results:
Economic Income (Loss) information provided and reviewed by the CODM include (i) non-interest revenue, (ii) interest revenue, (iii) interest expense and (iv) depreciation and amortization expense presented on an Economic Income (Loss) basis by segment. The following table sets forth the included segment information on a US GAAP basis with reconciliations to consolidated amounts.

Additional Segment Information				
	Three months ended September 30, 2020	Nine months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2019
OpCo				
Non-Interest Revenue	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Interest Revenue	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Total Revenues	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Interest Expense	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Depreciation and Amortization	5,677	17,307	5,073	14,960
Asset Co				
Non-Interest Revenue	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Interest Revenue	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Total Revenues	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Interest Expense	*To Quantify*	*To Quantify*	*To Quantify*	*To Quantify*
Depreciation and Amortization	5	17	9	30
Total Segment				
Non-Interest Revenue	350,183	992,836	191,340	638,462
Interest Revenue	37,552	127,547	60,707	129,846
Total Revenues	387,735	1,120,383	252,047	768,308
Interest Expense	37,754	125,850	56,477	125,089
Depreciation and Amortization	5,682	17,324	5,082	14,990